EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended April 4, 2015
Fixed charges:

Interest expense*	$33
Estimated interest portion of rents	10

Total fixed charges	$43

Income:

Income from continuing operations before income taxes	$184
Fixed charges	43
Eliminate pretax income of Finance group	(6)

Adjusted income	$221

Ratio of income to fixed charges	5.14

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.